NO ACT

PO
12-13-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005621

January 18, 2011

Lori B. Marino
Vice President & Assistant General Counsel,
Corporate Law & Business Development
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-11

Re: Medco Health Solutions, Inc.
Incoming letter dated December 13, 2010

Dear Ms. Marino:

This is in response to your letter dated December 13, 2010 concerning the shareholder proposal submitted to Medco by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medco Health Solutions, Inc.
Incoming letter dated December 13, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws to the fullest extent possible.

There appears to be some basis for your view that Medco may exclude the proposal under rule 14a-8(i)(9). You indicate that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Medco seeking approval of amendments to Medco's certificate of incorporation. You also represent that the proposal would directly conflict with Medco's proposal. You indicate that inclusion of both proposals in Medco's proxy materials would lead to inconsistent and ambiguous results if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Medco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Lori B. Marino
Vice President & Assistant
General Counsel, Corporate Law
& Business Development

Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

tel 201 269 5869
fax 201 243 7033
lori_marino@medco.com

December 13, 2010

Via Courier
Via E-Mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 –
Omission of Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

Medco Health Solutions, Inc. ("Medco" or the "Company") has received the shareholder proposal attached as Exhibit A (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials"). Medco intends to omit the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(9). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its 2011 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Securities and Exchange Commission; and
- concurrently sent copies of this correspondence to the Proponent.

By copy of this letter, Medco notifies the Proponent of its intention to omit the Proposal from its 2011 Proxy Materials. Medco agrees to promptly forward to the Proponent any Staff response to Medco's no-action request that the Staff transmits to Medco by facsimile.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2009). We are e-mailing this letter, including the Proposal attached as Exhibit A, to the Staff at shareholderproposals@sec.gov.

THE PROPOSAL

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. For the convenience of the Staff, the text of the resolution contained in the Proposal is set forth below:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws to the fullest extent possible."

BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal would directly conflict with a proposal to be submitted by the Company at its 2011 Annual Meeting.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at its 2011 Annual Meeting.

The proposal requests that the Company's Board of Directors take the steps necessary so that each shareholder voting requirement in the Company's Certificate of Incorporation (the "Charter") and the Company's Amended and Restated Bylaws (the "Bylaws") that calls for a greater than simple majority vote to be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws to the fullest extent possible. The Proposal implicates three requirements of the Charter and two related requirements of the Bylaws.

The first supermajority requirement implicated by the Proposal is contained in Article FIFTH of the Charter and Section 7.8 of the Bylaws, which provide that stockholders may adopt, amend or repeal bylaws only with the affirmative vote of at least 80% of the voting power of all outstanding shares of capital stock.

The second supermajority requirement implicated by the Proposal is contained in Article SEVENTH of the Charter and Section 3.2 of the Bylaws, which relate to the removal of directors of the Company and provide that directors may only be removed by shareholders with the affirmative vote of at least 80% of the voting power of all outstanding shares of capital stock.

The final supermajority requirement implicated by the Proposal is contained in Article TENTH of the Charter and it relates to arrangements between the Company and its former parent company, Merck & Co. Inc. The terms of Article TENTH provide that it cannot be amended, modified or repealed except by the affirmative vote of holders of at least 80% of the voting power of all outstanding shares.

The Board of Directors of the Company, at a regularly scheduled meeting held on December 9, 2010, expressed its intent to present to shareholders at the 2011 Annual Meeting a proposal to amend each of the provisions of the Charter and Bylaws implicated by the Proposal. More specifically, the Board intends to submit a proposal at the 2011 Annual Meeting asking the Company's shareholders to approve amendments to the Charter reducing the shareholder vote required for (i) adoption, amendment or repeal of Bylaw provisions, (ii) removal of directors and (iii) amendments to the provision of the Charter relating to transactions with Merck & Co. Inc., in each case from 80% of outstanding shares to a majority of outstanding shares (the "Company Proposal"). The Company Proposal will also set forth corresponding amendments to the supermajority provisions of the Bylaws that will take effect upon shareholder approval of the Charter amendments.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Commission Release No. 34-40018, at n. 27* (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Del Monte Foods Company* (June 3, 2010); *Dominion Resources Services, Inc.* (Jan. 19, 2010, *reconsideration denied*, Mar. 29, 2010); *Allergan Inc.* (Feb. 22, 2010); *The Walt Disney Company* (Nov. 16, 2009, *reconsideration denied*, Dec. 17, 2009); *Best Buy Co., Inc.* (Apr. 17, 2009).

The Staff has previously permitted exclusion of a shareholder proposal under circumstances nearly identical to the Company's. *Del Monte, Allergan, Walt Disney* and *Dominion Resources* involved substantively the same proposal as that presented by the Proponent here. As is the case here, each of those companies were including in their proxy materials proposals to amend each of the supermajority provisions of their respective charters and bylaws to a "majority of shares outstanding" threshold. In those cases, as in ours, the "majority outstanding" threshold included in the company proposal was inconsistent with the "majority of votes cast" standard called for in the shareholder proposal. The Staff noted in its response to each company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results."

If the Proposal is included in the Company's 2011 Proxy Materials, an affirmative vote on both the Proposal and the Company's Proposal would lead to an inconsistent and ambiguous mandate from the Company's shareholders, and the Company would be unable to determine the voting standard that its shareholders intended to support.

Therefore, because the Proposal directly conflicts with the Company Proposal, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(9).

If the Staff has any questions with respect to the foregoing, please contact me at (201) 269-5869. I also may be reached by facsimile at (201) 243-7033 and would appreciate it if you would send your response to me by facsimile to that number.

Very truly yours,



Lori B. Marino

Cc:
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

David B. Snow, Jr. (Medco Health Solutions, Inc.)
Thomas M. Moriarty (Medco Health Solutions, Inc.)

330928

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David B. Snow
Chairman of the Board
Medco Health Solutions, Inc. (MHS)
100 Parsons Pond Dr
Franklin Lakes NJ 07417

Dear Mr. Snow,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 15, 2010
Date

cc: Thomas M. Moriarty <thomas_moriarty@medco.com >
Corporate Secretary
PH: 201 269-3400
Lori B. Marino <lori_marino@medco.com >
VP & Assistant General Counsel
P: (201) 269-5869
F: (201) 243-7033

[MHS: Rule 14a-8 Proposal, November 15, 2010]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws to the fullest extent possible.

Currently an almost unattainable 80%-vote is required to remove a Director for cause.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in executive pay – $13 million for our CEO David Snow.

David Stevens was our highest negative vote-getter (a remarkable 30%) and was allowed to be 25% of our Audit Committee. Charles Lillis was marked a "Flagged (Problem) Director" because of his directorship at Washington Mutual preceding its bankruptcy. And Mr. Lillis was our second highest negative vote-getter and was allowed to be 25% of our Executive Pay Committee.

Our board was the only significant current directorship for three of our directors: Myrtle Potter, Blenda Wilson and John Cassis. This could indicate a significant lack of current transferable director experience. Plus these directors were assigned to four of 11 seats on our most important board committees, including 50% of our Executive Pay Committee.

Our company engineered (with the leadership of Governance Chairman Michael Goldstein) to prevent us from voting on a shareholder proposal to enable 10% of shareholders to call a special meeting in 2010. Instead our company gave us the unnecessary "opportunity" to vote on a company proposal to allow an almost unattainable 40% of shareholders to call a special meeting.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and performance and turnaround the above type practices: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 15, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 100 shares of Medco Health Solutions, Inc. (MHS) common stock, CUSIP #58405U102, since at least November 14, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289